Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on September 29, 2025.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Barfresh Food Group Inc.

(Exact name of registrant as specified in its charter)

Delaware	2038	27-1994406
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3600 Wilshire Blvd., Suite 1720

Los Angeles, California 9010

(310) 598-7113

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Riccardo Delle Coste

President and Chief Executive Officer

Barfresh Food Group Inc.

3600 Wilshire Blvd., Suite 1720

Los Angeles, California 9010

(310) 598-7113

(Name, address, including zip code, and telephone number, including area code, of registrant’s agent for service)

With copies to:

Fay Matsukage Doida Crow Legal LLC 7979 East Tufts Avenue Suite 1750 Denver, Colorado 80237 Tel: (720) 306-1001	[others]	[others]

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER ___, 2025

PRELIMINARY PROSPECTUS

BARFRESH FOOD GROUP INC.

_______________ SHARES OF COMMON STOCK

We are offering ___________ shares of our common stock, par value $0.000001 per share (“common stock”). Our common stock is listed on the Nasdaq Capital Market under the symbol “BRFH.” On September __, 2025, the last reported sale price of the common stock on the Nasdaq Capital Market was $____ per share. The final public offering price will be determined between us, the underwriters and the investors in the offering and may be at a discount to the current market price of our common stock. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses(2)	$	$

(1)	Underwriting discounts and commissions do not include the reimbursement of certain expenses of the underwriters we have agreed to pay. We have also agreed to issue to the underwriters or their designees, at the closing of this offering, warrants to purchase the number of shares of common stock equal to __% of the aggregate number of shares of common stock sold in this offering, including any shares of our common stock sold pursuant to the underwriters’ option to purchase additional shares of our common stock (the “Underwriter Warrants”). See “Underwriting” for additional disclosure regarding underwriting discounts, commissions and estimated offering expenses.

(2)	The amount of the offering proceeds presented in this table does not give effect to the exercise, if any, of the Underwriter Warrants being issued concurrently with this offering.

We intend to grant the underwriters an option for a period of up to 30 days from the date of this prospectus to purchase up to _______ additional shares of our common stock at the public offering price, less the underwriting discounts and commissions.

Investing in our common stock involves significant risks. See “Risk Factors” on page 4 of this prospectus and in the documents incorporated by reference into this prospectus before making your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to the investors on or about    , 2025.

Bookrunners

The date of this prospectus is      , 2025.

Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in and incorporated by reference into this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We and the underwriters take no responsibility for, and cannot assure you as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of our common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

The information contained in and incorporated by reference into this prospectus is current only as of the date of this prospectus or the date of the document incorporated by reference herein, as applicable, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, results of operations or financial condition may have changed since those dates.

We and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

ABOUT THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “Barfresh,” “our company,” “we,” “us” and “our” refer to Barfresh Food Group Inc., a Delaware corporation and its consolidated subsidiaries.

On October 1, 2025, we acquired a dairy processing facility, Arps Dairy, Inc., an Ohio corporation (“Arps”), thereby obtaining manufacturing capability that we did not previously have. Unless otherwise expressly stated or the context otherwise requires, the description of our business included or incorporated by reference in this prospectus reflects our business after giving effect to the Arps acquisition. The results of operations, assets and liabilities, and cash flows as presented in our consolidated financial statements included or incorporated by reference in this prospectus do not reflect this acquisition. Reference is made to our current report on Form 8-K/A filed ___ which contains the historical financial statements of Arps and pro forma combined financial statements reflecting the acquisition.

This prospectus relates to an offering of our common stock. Before buying any of the common stock that we are offering, we urge you to carefully read this prospectus, together with the information incorporated by reference as described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus. These documents contain important information that you should consider when making your investment decision.

Generally, when we refer to this prospectus, we are referring to this document together with the documents incorporated by reference herein. To the extent the information contained in this prospectus differs from or conflicts with the information contained in any document incorporated by reference having an earlier date, the information in this prospectus will control. If any statement in this document is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference into this prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

We have not, and the underwriters have not, authorized anyone to provide you with information different from that which is contained in or incorporated by reference in this prospectus and in any free writing prospectus that we may authorize for use in connection with this offering. Neither we, nor the underwriters, take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus.

You should assume that the information contained in this prospectus is accurate as of the date on the front cover of this prospectus only and that any information we have incorporated by reference is accurate only as of the date given in the document incorporated by reference, regardless of the time of delivery of this prospectus, any related free writing prospectus, or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part or any document that is incorporated by reference into this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been or will be filed as exhibits to the registration statement of which this prospectus is a part of or as exhibits to documents incorporated by reference herein, and you may obtain copies of those documents as described below under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

This prospectus incorporates by reference market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. In addition, the market and industry data and forecasts that may be included or incorporated by reference in this prospectus may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” contained in this prospectus and under similar headings in other documents that are incorporated by reference herein. Accordingly, investors should not place undue reliance on this information.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus and the information incorporated herein by reference carefully, including “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated by reference in this prospectus, before making an investment decision.

Business Overview

Barfresh is a leader in the creation, manufacturing and distribution of ready-to-drink and ready-to-blend frozen beverages. The current portfolio of products includes smoothies, shakes and frappes.

Some of the key benefits of the products for the end consumers that drink the products include:

●	From as little as 125-130 calories (per serving)
●	Real fruit in every smoothie
●	Dairy free options
●	Kosher approved
●	Gluten Free

Products

Products are packaged in three distinct formats.

The Company’s ready-to-drink smoothie, “Twist & Go”™, has initially been focused towards the USDA national school meal program, including the School Breakfast Program, the National School Lunch Program and Smart Snacks in Schools Program. This sweet fruit and creamy yogurt smoothie contains four ounces of yogurt and a half-cup of fruit/fruit juice and comes in three different flavors: strawberry banana, peach and mango pineapple. The product was originally launched in a bottled packaging format. The Company introduced Twist & Go™ cartons in 2022. Twist & Go™ contains no added sugars, preservatives, artificial flavors or colors. At only 125 -130 calories and with 5 grams of protein, it makes the perfect start to any day or on-the-go snack.

The Company’s bulk “Easy Pour” format, which contains all the ingredients necessary to make the beverage, is packaged in gallon containers in a concentrated formula that is mixed in beverage dispensing equipment 1:1 with water. The Company has a “no sugar added” version of the bulk “Easy Pour” format, WHIRLZ 100% Juice Concentrate, that is specifically targeted for the aforementioned USDA national school meal programs. In addition, the Company received approval from the United States Defense Logistics Agency (“DLA”) to sell its smoothie products into all branches of the U.S. Armed Forces and is currently in contract with and selling its bulk Easy Pour products into over one hundred military bases in the United States and abroad. In 2023, the Company introduced a more concentrated version of its bulk product, sold to specific target markets in half-gallon containers.

The Company’s single-serve format features portion controlled and ready-to-blend beverage ingredient packs or “beverage packs”. The beverage packs contain all the ingredients necessary to make the beverage, including the base (either sorbet, frozen yogurt, or ice cream), real fruit pieces, juices, and ice – five ounces of water are added before blending.

In 2024, the Company introduced its ready-to-eat juice pop, “Pop & Go” ™, with initial shipments in the fourth quarter of 2024. The product will initially be focused towards the National School Lunch and Smart Snacks in Schools Programs. Pop & Go ™ contains 4 oz of juice, no added sugars, preservatives or artificial flavors or colors, and comes in five flavors.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

Distribution

The Company conducts sales through several channels, including National Accounts, Regional Accounts, and Broadline Distributors.

Manufacturing

In the past, Barfresh has relied solely on contract manufacturers to manufacture all of its products in the United States. With the acquisition of Arps, Barfresh will now be able to manufacture its own products, thereby eliminating fees previously paid to third-party manufacturers, reducing freight costs, enabling the more efficient procurement of ingredients, and lowering cold storage costs.

As described in the Risk Factors, by bringing the majority of our manufacturing in-house, Barfresh gains greater control over its supply chain and positions the company for accelerated growth and expanded market opportunities. The manufacturing facility acquisition provides Barfresh with the operational foundation and cost efficiencies necessary to scale its business profitably.

Facilities

Arps is currently operating a dairy processing plant consisting of approximately 15,000 square feet, located at 220 N. Clinton Drive, in Defiance, Ohio (the “Existing Facility”). It is also in the process of constructing a 44,000-square-foot state-of-the-art manufacturing facility at 136 Fox Run Drive in Defiance, Ohio (the “New Facility”). Barfresh plans to complete construction and install processing equipment during 2026, creating a modern production hub that will serve as a cornerstone of the Company’s expanded manufacturing strategy. In addition, Arps has been preliminarily approved for a $2.3 million government grant to be used towards the equipment installation at the New Facility.

Plan of Operation

For the remainder of 2025, the Company will be focused on manufacturing as much of its products as possible and building the infrastructure needed to support Arps as a wholly-owned subsidiary. Arps’ existing equipment and line of credit loans were paid off as part of the acquisition consideration, and Arps received forbearance on a mortgage secured by the New Facility. Arps entered into a new $1,250,000 secured receivables credit facility in October 2025. Accordingly, Barfresh will be seeking to refinance the existing mortgage on the New Facility and obtain additional credit facilities as needed. It is anticipated that as production at the Existing Facility increases, more raw materials and personnel will be needed, adding to the need for increased working capital.

Completion of the construction will also take place during the remainder of 2025 and continuing into 2026. Barfresh should have excess manufacturing capacity upon the completion of the plant buildout, therefore making it possible to pursue production opportunities.

Corporate Information

Our current business was established following a 2012 reverse merger into an inactive Delaware corporation, formed on February 25, 2010. We have three direct subsidiaries: Barfresh Corporation, Inc. (formerly known as Smoothie, Inc.), Barfresh, Inc., and Arps Dairy, Inc. Our corporate office is located at 3600 Wilshire Boulevard Suite 1720, Los Angeles, 90010. Our telephone number is (310) 598-7113 and our website is www.barfresh.com. The information contained on, or accessible through, our website is not incorporated in, and shall not be part of, this prospectus.

On January 20, 2022, our shares of Common Stock began trading on the Nasdaq Capital Market under the symbol, “BRFH.”

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

THE OFFERING

Common stock offered by us	shares (or _____ shares if the underwriters exercise in full their option to purchase additional shares of our common stock).

Common stock outstanding before this offering	shares (or _____ shares if the underwriters exercise in full their option to purchase additional shares of our common stock).

Common stock outstanding immediately after this offering	shares (or _____ shares if the underwriters exercise in full their option to purchase additional shares of our common stock).

Use of proceeds	We currently intend to use the net proceeds from this offering to complete the build-out of the New Facility and for working capital as we expand production at the Existing Facility.

Lock-Up Agreements	We have agreed with the underwriters, subject to certain exceptions, for a period of __ days following the date of this prospectus, not to sell, transfer, or otherwise dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock for such applicable period. Our officers and directors have agreed to a similar restriction for a period of __ days following the date of this prospectus. See “Underwriting” for more information.

Risk factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before investing in shares of our common stock.

Trading symbol	Our shares of common stock are listed on the Nasdaq Capital Market under the symbol “BRFH.”

Unless otherwise indicated or the context otherwise requires, references in this prospectus to the number and percentage of shares of our common stock outstanding before and upon completion of this offering are based on shares of our common stock outstanding as of September 29, 2025. This amount, and, unless otherwise indicated, other information presented in this prospectus, excludes as of September 29, 2025:

●	1,068,647 shares of common stock reserved for issuance under our 2023 Equity Incentive Plan;

●	278,553 shares reserved under our 2015 Equity Incentive Plan;

●	348,548 reserved for issuance outside of our plans; and

●	1,400,000 shares of common stock reserved for issuance under our 2024 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares of common stock.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

You should consider carefully the risks described below and discussed under the section captioned “Risk Factors” contained in our annual report on Form 10-K for the year ended December 31, 2024, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act, each of which is incorporated by reference in this prospectus in their entirety, together with other information in this prospectus and the information and documents incorporated by reference in this prospectus, and any free writing prospectus that we have authorized for use in connection with this offering before you make a decision to invest in our securities. If any of the following events actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations.

Risks Related to Our Business

We have a history of operating losses.

We have a history of operating losses and may not achieve or sustain profitability. These operating losses have been generated while we market to potential customers. We cannot guarantee that we will become profitable. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may be unable to sustain or increase profitability and our failure to do so would adversely affect the Company’s business, including our ability to raise additional funds.

If we continue to suffer losses from operations, our working capital may be insufficient to support our ability to expand our business operations as rapidly as we would deem necessary at any time, unless we are able to obtain additional financing. There can be no assurance that we will be able to obtain such financing on acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to pursue our business objectives and would be required to reduce our level of operations, including reducing infrastructure, promotions, sales and marketing programs, personnel and other operating expenses. These events could adversely affect our business, results of operations and financial condition. If adequate funds are not available or if they are not available on acceptable terms, our ability to fund the growth of our operations, take advantage of opportunities, develop products or services or otherwise respond to competitive pressures, could be significantly limited.

By acquiring Arps, we are now exposed to operational risk in dairy processing.

Operating a dairy processing plant involves significant operational, regulatory, and market-related risks. The plant is highly dependent on a consistent supply of raw milk, which may be affected by factors outside of our control. In addition, dairy processing facilities must comply with stringent food safety, environmental, and occupational health regulations; failure to maintain compliance could result in fines, recalls, suspension of operations, or reputational damage. Equipment breakdowns, labor shortages, or disruptions in energy and water supply could materially impact production capacity and increase costs. Moreover, given the perishable nature of dairy products, disruptions in transportation or refrigeration systems pose heightened risks of spoilage and product loss. These factors, individually or in combination, may adversely affect the plant’s operational performance, profitability, and long-term viability.

Our operations depend on the consistent availability and quality of raw milk.

The supply and cost of raw milk are influenced by factors outside of our control, including seasonal fluctuations, weather conditions, feed and fuel costs, disease outbreaks, and general agricultural market conditions. Interruptions in raw milk supply or significant increases in input costs could materially and adversely affect our ability to produce and sell dairy products, and could negatively impact our operating results.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

Dairy processing facilities are subject to extensive regulation.

Our dairy processing facility will need to comply with regulations by federal, state, and local authorities, including requirements related to food safety, sanitation, labeling, environmental protection, and occupational health and safety. Failure to comply with applicable laws and regulations could result in fines, mandatory product recalls, product seizures, suspension of operations, reputational harm, and liability for damages. Compliance costs may also increase over time as regulations become more stringent. Any such outcomes could have a material adverse effect on our business and financial performance.

Our dairy processing operations are dependent on reliable performance of our equipment.

The operations at Arps rely on specialized processing equipment, refrigeration systems, and a reliable supply of utilities such as water and energy. Equipment breakdowns, malfunctions, or prolonged utility outages could disrupt our production and distribution activities, cause product spoilage, and increase operating costs. Because dairy products are perishable, even brief disruptions in equipment or infrastructure can result in significant product loss and revenue reduction.

We require reliable and trained personnel for our dairy operations.

Our success depends on maintaining a trained and reliable workforce to operate our dairy processing facilities. Labor shortages, increased wage pressures, or work stoppages could impair our ability to operate efficiently. In addition, recruiting and retaining qualified personnel in rural or specialized markets may be difficult. Labor-related challenges could increase costs, reduce production capacity, or negatively impact product quality and safety.

It is difficult to predict the timing and amount of our sales because our distributors and national accounts may not be required to place minimum orders with us.

Our distributors are not required to place minimum monthly or annual orders for our products. Accordingly, we cannot predict the timing or quantity of purchases by any of our independent distributors or whether any of our distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. Additionally, our larger distributors and partners may make orders that are larger than we have historically been required to fill. Shortages in inventory levels, supply of raw materials or other key supplies could negatively affect us.

As an increasing portion of our sales is coming from school districts, our business is becoming more seasonal, which presents certain challenges with respect to cash flow.

With sales to school districts representing an increasing percentage of our total sales, we require a significant amount of working capital to fund the production of inventory during the third calendar quarter. Revenues from sales to school districts generally are reflected in our first quarter and third quarter results. We continue efforts to have less fluctuation with respect to working capital – for example by developing a frozen juice pop product which we expect to be more popular during warmer months of the year – but such efforts require time to be accepted in the marketplace.

Issues with a manufacturer have resulted in significant losses, as well as other negative impacts.

We experienced product quality issues with a contract manufacturer (the “Manufacturer”) that provided approximately 52% of our products in the year ended December 31, 2022. Complaints from customers led us to withdraw product from the market and destroy existing inventory.

In addition to the financial damage from the product withdrawal, we were forced to obtain suitable replacement contract manufacturers and regain the confidence of our customers and investing public, all while seeking a resolution with the contract manufacturer. These tasks required substantial amounts of personnel and capital resources in 2023 and 2024, including production trial and other start-up costs, with such activities continuing in 2025.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

Disruption within our supply chain, contract manufacturing or distribution channels has had and may continue to have an adverse effect on our business, financial condition and results of operations.

Our ability, through our suppliers, business partners, contract manufacturers, independent distributors and retailers, to produce, transport, distribute and sell products is critical to our success.

In the past, damage or disruption to our suppliers or to manufacturing or distribution capabilities due to weather, natural disaster, fire or explosion, terrorism, pandemics such as COVD-19 and influenza, labor strikes or other reasons, has impaired the manufacture, distribution and sale of our products. Many of these events were outside of our control.

Additionally, our contract manufacturer that supplied 48% of our product in 2024 and 44% for the six months ended June 30, 2025 has given notice that they will not renew our contract when it concludes in February 2026.

The acquisition of Arps is a significant step towards protecting against or mitigating the likelihood or potential impact of such events, and their adverse effect on our business, financial condition and results of operations.

Our experience with the Manufacturer demonstrated how our reliance on a limited number of manufacturers and suppliers increased this risk. Most of our suppliers and manufacturers produce similar products for other companies, and our products may represent a small portion of their businesses. Further, it takes a newly engaged manufacturer typically up to nine months of retrofitting/ preparation before it can begin producing our products. Starting in 2023 and continuing through the second quarter of 2025 we did not have contracts in place to produce sufficient units to meet projected demand. If one of our manufacturers failed to perform, we were faced with a significant interruption in our supply chain. If one of our manufacturers or suppliers failed to perform or deliver products, for any reason, our sales and results of operations were adversely affected, and led to the possible loss of customers.

Our dependence on independent contract manufacturers could make management of our manufacturing and distribution efforts inefficient or unprofitable.

We are expected to arrange for our contract manufacturing needs sufficiently in advance of anticipated requirements, which is customary in the contract manufacturing industry for comparably sized companies. Based on the cost structure and forecasted demand for the particular geographic area where our contract manufacturers are located, we continually evaluate which of our contract manufacturers to use. To the extent demand for our products exceeds available inventory or the production capacity of our contract manufacturing arrangements, or orders are not submitted on a timely basis, we will be unable to fulfill distributor orders on demand. Conversely, we may produce more product inventory than warranted by the actual demand for it, resulting in higher storage costs and the potential risk of inventory spoilage. Our failure to accurately predict and manage our contract manufacturing requirements and our inventory levels may impair relationships with our independent distributors and key accounts, which, in turn, would likely have a material adverse effect on our ability to maintain effective relationships with those distributors and key accounts. At present, we must replace the Manufacturer with one or more new contract manufacturers and/or arrange for increased production from our existing contract manufacturers, all of which require several months to implement.

If we do not adequately manage our inventory levels, our operating results could be adversely affected.

We need to maintain adequate inventory levels to be able to deliver products to distributors on a timely basis. Our inventory supply depends on our ability to correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly for new products, seasonal promotions and new markets. If we materially underestimate demand for our products or are unable to maintain sufficient inventory, we might not be able to satisfy demand on a short-term basis. If we overestimate distributor or retailer demand for our products, we may end up with too much inventory, resulting in increased working capital requirements, higher storage costs, increased trade spending and the risk of inventory spoilage. If we fail to manage our inventory to meet demand, we could damage our relationships with our distributors and retailers and could delay or lose sales opportunities, which would unfavorably impact our future sales and adversely affect our operating results. In addition, if the inventory of our products held by our distributors and retailers is too high, they will not place orders for additional products, which would also unfavorably impact our sales and adversely affect our operating results.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

We may need additional financing in the future, which may not be available when needed or may be costly and dilutive.

We may require additional financing to support our capital expenditure and working capital needs in the future. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business and the market conditions for debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our case sales goals and otherwise successfully execute our operating plan. We believe it is imperative to meet these sales objectives in order to lessen our reliance on external financing in the future. Although we believe various debt and equity financing alternatives will be available to us to support our capital expenditure and working capital needs, financing arrangements on acceptable terms may not be available to us when needed. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements. If necessary, we may explore strategic transactions that we consider to be in the best interest of the Company and our shareholders, which may include, without limitation, public or private offerings of debt or equity securities, and other strategic alternatives; however, these options may not ultimately be available or feasible.

Our business depends substantially on the continuing efforts of our senior management and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends on the continued service of our senior management and other key employees. If one or more of our senior executives is unable or unwilling to continue to work for us in his or her present position, we may have to spend a considerable amount of time and resources searching, recruiting, and integrating a replacement into our operations, which would substantially divert management’s attention from our business and severely disrupt our business. This may also adversely affect our ability to execute our business strategy.

Risks Related to This Offering

Our management will have broad discretion as to the use of proceeds from this offering and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our securities. The net proceeds from this offering will be used for general corporate purposes, including general working capital. You will be relying on the judgment of our management concerning these uses and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution in the book value of your investment.

The price per share of our common stock in this offering may exceed the net tangible book value per share of our common stock outstanding prior to this offering. Therefore, if you purchase shares of our common stock in this offering, you may pay a price per share that substantially exceeds our net tangible book value per share after this offering.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

A large number of shares may be sold in the market following this offering, which may depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. If there are more shares of common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase the offered shares of common stock and sellers remain willing to sell the shares. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock in future transactions may be higher or lower than the price per share in this offering. In addition, we have a significant number of stock options and warrants outstanding. In the event that the outstanding options or warrants, are exercised, or that we make additional issuances of common stock or other convertible or exchangeable securities, you could experience additional dilution.

Because we do not intend to declare cash dividends on our shares of common stock in the foreseeable future, stockholders must rely on appreciation of the value of our common stock for any return on their investment.

We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, we expect that only appreciation of the price of our common stock, if any, will provide a return to investors in this offering for the foreseeable future.

Our common stock may be delisted from The Nasdaq Capital Market if we cannot maintain compliance with Nasdaq’s continued listing requirements.

Our common stock is listed on the Nasdaq Capital Market. There are a number of continued listing requirements that we must satisfy in order to maintain our listing on the Nasdaq Capital Market.

We cannot assure you our securities will meet the continued listing requirements to be listed on Nasdaq in the future. If Nasdaq delists our common stock from trading on its exchange, we could face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;

●	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

●	a limited amount of news and analyst coverage for our company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If we fail to maintain compliance with all applicable continued listing requirements for the Nasdaq Capital Market and Nasdaq determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock, our ability to obtain financing to repay debt and fund our operations.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

If our common stock is delisted from the Nasdaq and the price of our common stock declines below $5.00 per share, our common stock would come within the definition of “penny stock”.

Transactions in securities that are traded in the United States that are not traded on Nasdaq or on other securities exchange by companies, with net tangible assets of $5,000,000 or less and a market price per share of less than $5.00, may be subject to the “penny stock” rules. The market price of our common stock is currently less than $5.00 per share. If our common stock is delisted from the Nasdaq and the price of our common stock declines below $5.00 per share and our net tangible assets remain $5,000,000 or less, our common stock would come within the definition of “penny stock”.

Under these penny stock rules, broker-dealers that recommend such securities to persons other than institutional accredited investors:

●	must make a special written suitability determination for the purchaser;

●	receive the purchaser’s written agreement to a transaction prior to sale;

●	provide the purchaser with risk disclosure documents which identify risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

●	obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

As a result of these requirements, if our common stock is at such time subject to the “penny stock” rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in these shares in the United States may be significantly limited. Accordingly, the market price of the shares may be depressed, and investors may find it more difficult to sell the shares.

Our common stock may be affected by limited trading volume and may fluctuate significantly.

Our common stock is traded on the Nasdaq Capital Market. Although an active trading market has developed for our common stock, there can be no assurance that an active trading market for our common stock will be sustained. Failure to maintain an active trading market for our common stock may adversely affect our shareholders’ ability to sell our common stock in short time periods, or at all. Our common stock has experienced, and may experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein and therein contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties. We caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, cost savings, objectives of management, business strategies, financing, potential growth and market opportunities, product pipeline, the achievement of commercial milestones, the advancement of our technologies and our products, and other statements that are not historical facts. You can find many of these statements by looking for words like “believes,” “expects,” “anticipates,” “estimates,” “may,” “might,” “should,” “could,” “plan,” “intend,” “project,” “seek” or similar expressions in this prospectus and the documents incorporated by reference herein and therein. We intend that such forward-looking statements be subject to the safe harbors created thereby.

These forward-looking statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. Factors that might cause such a difference include those discussed in Part I, Item 1A “Risk Factors” in our Annual Report on Form 10-K for the annual period ended December 31, 2024, as well as those discussed in this prospectus and the documents incorporated by reference herein and therein. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.

All subsequent written or oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as may be required under applicable U.S. securities law. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be $___ million, or $___ million if the underwriters exercise in full their option to purchase additional shares, in each case after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for the completion of the Arps plant expansion, the purchase and installation of equipment, general corporate purposes, capital expenditures, working capital and general and administrative expenses.

Our management will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described above. Pending the use of the net proceeds from this offering, we intend to invest the net proceeds in investment grade, interest bearing securities.

Each $0.10 increase or decrease in the assumed public offering price of $3.65 per share, the last reported sale price of our common stock on the Nasdaq Capital Market on September 26, 2025, would increase or decrease the net proceeds to us from this offering by approximately $___ million, assuming the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares of common stock that we are offering. An increase or decrease of 200,000 shares of common stock offered by us would increase or decrease the net proceeds to us from this offering by approximately $0.73 million, assuming the sale of all shares of common stock offered hereby, based on an assumed public offering price of $3.65 per share, the last reported sale price of our common stock on the Nasdaq Capital Market on September 26, 2025, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

We have entered into an underwriting agreement with ________________, or the underwriters, with respect to the securities subject to this offering.

Subject to certain conditions, we have agreed to sell to the underwriters such securities listed next to its name in the below table at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

UNDERWRITERS	NUMBER OF SHARES OF COMMON STOCK

Total

The underwriting agreement provides that the obligation of the underwriters to purchase the shares of common stock offered by this prospectus is subject to certain conditions. The underwriters are obligated to purchase all of the shares of common stock offered hereby other than those covered by the option to purchase additional shares described below. The underwriters are offering the securities, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to an additional __________ shares of common stock from us at the assumed public offering price of $____ less the underwriting discounts and commissions. The underwriters may exercise this option at any time, in whole at any time or in part from time to time, during the 30-day period after the date of this prospectus.

Discounts, Commissions and Expenses

The underwriters propose to offer the shares of common stock purchased pursuant to the underwriting agreement to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $   per share. After this offering, the public offering price and concession may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

In connection with the sale of the common stock to be purchased by the underwriters, the underwriters will be deemed to have received compensation in the form of underwriting commissions and discounts. The underwriting commissions and discounts will be __% of the gross proceeds of this offering, or $____ per share of common stock, based on the public offering price per share set forth on the cover page of this prospectus.

We have agreed to reimburse the underwriters for up to $_____ of the underwriters’ reasonable and accountable out-of-pocket expenses relating to the offering, including the fees and expenses of the underwriters’ outside legal counsel.

We estimate that our total offering expenses for this offering, net of the underwriting discounts and commissions, will be approximately $_____________.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

The following table summarizes the underwriting discounts and commissions and proceeds, before expenses, to us, assuming both no exercise and full exercise by the underwriters of the option to purchase additional shares:

	Price Per Share	Total without Option	Total with Option
Public Offering Price	$	$	$
Underwriting discount(1)	$	$	$
Proceeds, before expenses, to us(2)	$	$	$

(1)	The underwriting discount is 7% of the gross proceeds received from the sale of the securities in this offering.

(2)	The amount of the offering proceeds to us presented in this table does not give effect to the exercise, if any, of the Underwriter Warrants.

Indemnification

We have also agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed that, for a period of _____ days following the date of this prospectus, without the prior written consent of the underwriters, and subject to certain exceptions, we may not enter into any agreement to issue or announce the issuance or proposed issuance of any shares of our common stock or common stock equivalents or file any registration statement or amendment or supplement thereto, other than this prospectus.

In addition, each of our directors and officers has entered into a lock-up agreement with the underwriters. Under the lock-up agreements, for a period of _____ days following the date of this prospectus, without the prior written consent of the underwriters, the foregoing persons may not make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. These restrictions do not apply in the following circumstances, subject to certain requirements:

●	transfers in connection with our at-the-market program or equity line of credit;

●	transfers of securities acquired in the offering or in open market transaction on or after completion of the offering;

●	transfers as a bona fide gift or gifts, or charitable contribution(s);

●	transfers to any immediate family member or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of such person;

●	transfers to any corporation, partnership, limited liability company, or other business entity all of the beneficial ownership interests of which are held by the lock-up party and/or the immediate family of such person;

●	if a corporation, partnership, limited liability company, trust or other business entity transfers (a) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate, (b) in the form of a distribution to limited partners, limited liability company members or stockholders, or (c) in connection with a sale, merger or transfer of all or substantially all of the assets or any other change of control, not undertaken for the purpose of avoiding the restrictions imposed by such lock-up agreement;

●	transfers that occur by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

●	if a trust, to the beneficiary of such trust;

●	transfers by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the lock-up party;

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

●	vesting, settlement or exercise of any restricted stock awards or options to purchase common stock granted under any employee benefit plan of the Company; provided that any shares of common stock acquired in connection with any such exercise will be subject to the same lock-up agreement restrictions;

●	exercise or conversion of warrants, convertible preferred stock or any other security convertible into or exercisable for common stock; provided that any shares of common stock acquired in connection with any such exercise or conversion will be subject to the same lock-up agreement restrictions; and

●	establishing a trading plan pursuant to Rule 10b5-1 under the Exchange Act; provided that (i) such plan may only be established if no public announcement or filing with the Securities and Exchange Commission, or other applicable regulatory authority, is made in connection with the establishment of such plan during the 75-day restricted period (except as required by law or regulation) and (ii) no sale of shares of common stock are made pursuant to such plan during the 75-day restricted period.

The underwriters may, in their sole discretion and at any time or from time to time before the termination of these lock-up periods, release all or any portion of the securities subject to lock-up agreements.

Underwriter Warrants

Upon the closing of this offering, we have agreed to issue to the underwriters, or their designees, certain underwriter warrants (the “Underwriter Warrants”) to purchase a number of shares of common stock equal to an aggregate of __% of the total number of shares of common stock sold in this public offering, including any shares of our common stock sold pursuant to the underwriters’ option to purchase additional shares of our common stock. The Underwriter Warrants will be exercisable at a per share exercise price equal to ___% of the offering price of the shares sold in this offering, or $____ at an assumed offering price per share of $___. The Underwriter Warrants will be exercisable commencing six months after the closing of this offering and will expire five years from the commencement of sales in this offering. The Underwriter Warrants will be issued in a private placement reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

The Underwriter Warrants and the shares of common stock underlying the Underwriter Warrants are deemed compensation by FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. Neither the underwriters nor their permitted assignees under such rule, may sell, transfer, assign, pledge, or hypothecate the Underwriter Warrants or the securities underlying the Underwriter Warrants, nor will the underwriters engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Underwriter Warrants or the underlying shares for a period of 180 days from the date of commencement of sales in this offering, except to any underwriters and selected dealer participating in this offering and their bona fide officers or partners. The Underwriter Warrants will provide for adjustment in the number and price of the Underwriter Warrants and the shares of common stock underlying such Underwriter Warrants in the event of recapitalization, merger, stock split or other structural transaction.

Tail Financing

The underwriters are also entitled to compensation calculated in the manner set forth in the underwriting agreement with respect to any public or private offering or other financing or capital-raising transaction (“Tail Financing”) to the extent that such financing is provided to the Company by investors whom the underwriter contacted during the term of their engagement if such Tail Financing is consummated at any time during the six (6) month period following the closing of such offering.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriters’ website or our website and any information contained in any other websites maintained by the underwriters or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as the underwriters, and should not be relied upon by investors.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

Passive Market Making

In connection with this offering, the underwriters and selling group members may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the shares of common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Nasdaq Listing

Our common stock is listed on the Nasdaq under the symbol “BRFH.”

The last reported sale price of our shares of common stock on September 26, 2025 was $3.65 per share. The final public offering price will be determined between us, the underwriters and the investors in the offering and may be at a discount to the current market price of our common stock. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may engage in stabilizing transactions, short sales and syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	A short position involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares that the underwriters may purchase pursuant to their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. A naked short position can only be closed out by buying shares in the open market.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Other Relationships

The underwriters are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own accounts and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offer Restrictions Outside of the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33105), the underwriters are not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

European Economic Area - Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC, the Prospectus Directive, as implemented in Member States of the European Economic Area (each, a Relevant Member State), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of us or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monetaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorite des marches financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifies) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2” and D.411-1 to D.411-3, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2” and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005, or the Prospectus Regulations. The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(1) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation) and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree No. 58 by reference to Article 34-ter of CONSOB Regulation No. 11971 of 14 May 1999 (“Regulation No. 11971”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

●	Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta publica de Valores Mobiliarios) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Codigo dos Valores Mobiliarios). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissao do Mercado de Valores Mobiliarios) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

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United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates.

This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA)) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock offered under this prospectus will be passed upon for us by Doida Crow Legal LLC, Denver, Colorado.

EXPERTS

The audited financial statements of Barfresh Food Group Inc. incorporated by reference in this prospectus have been so incorporated in reliance upon the report of Eide Bailly LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits, portions of which have been omitted from this prospectus as permitted by the rules and regulations of the SEC. For further information about us and the shares of our common stock offered hereby, you should refer to the registration statement and its exhibits.

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We file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our website under the heading “Investors” at www.barfresh.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not incorporated by reference into, and does not otherwise form a part of this prospectus or the registration statement of which this prospectus is a part, except as expressly stated below under “Incorporation by Reference.”

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus. To the extent there are inconsistencies between the information contained in this prospectus and the information contained in the documents filed with the SEC prior to the date of this prospectus and incorporated by reference, the information in this prospectus shall be deemed to supersede the information in such incorporated documents. We incorporate by reference the documents and information listed below that we have filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any portions thereof, which under the Exchange Act, and applicable SEC rules, are not deemed “filed” under the Exchange Act):

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 27, 2025;

●	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 1, 2025;

●	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 13, 2025;

●	the information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 from our Definitive Proxy Statement on Schedule 14A filed with the SEC on May 9, 2025;

●	our Current Reports on Form 8-K and 8-K/A filed with the SEC on March 27, 2025, May 1, 2025, June 25, 2025, August 13, 2025, September 18, 2025, October 6, 2025 and October ___, 2025;

●	the description of our common stock, which is contained in the Registration Statement on Form 8-A, as filed with the SEC on January 14, 2022, including any amendment or reports filed for the purpose of updating such.

If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner. We will provide without charge to each person to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing to us at:

Barfresh Food Group Inc.
Attn: Corporate Secretary
3600 Wilshire Blvd., Suite 1720
Los Angeles, CA 90010
Telephone: 310-598-7113
Email: info@barfresh.com

Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

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Shares

BARFRESH FOOD GROUP INC.

PROSPECTUS

                      , 2025

Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of our common stock being registered hereby. All amounts shown are estimates except the SEC registration fee, the FINRA filing fee and the exchange listing fee.

($ in thousands)
SEC registration fee	$
FINRA filing fee
Printing fees and expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous
Total	$

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. Section 145 of the Delaware General Corporation Law also provides that expenses (including attorneys’ fees) incurred by a director or officer in defending an action may be paid by a corporation in advance of the final disposition of an action if the director or officer undertakes to repay the advanced amounts if it is determined such person is not entitled to be indemnified by the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise. The provision does not affect directors’ responsibilities under any other laws, such as the federal securities laws. The Company’s Certificate of Incorporation provides for such indemnification to the fullest extent of Section 145 and states that the indemnification is not exclusive of other rights of those seeking indemnification may be entitled.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Company’s Certificate of Incorporation provides for such limitation of liability.

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The Company has entered into agreements with its directors and executive officers, that require the Company to indemnify such persons to the fullest extent permitted by law, against expenses, judgments, fines, settlements and other amounts incurred (including attorneys’ fees), and advance expenses if requested by such person, in connection with investigating, defending, being a witness in, participating, or preparing for any threatened, pending, or completed action, suit, or proceeding or any alternative dispute resolution mechanism, or any inquiry, hearing or investigation (collectively, a “Proceeding”), relating to any event or occurrence that takes place either prior to or after the execution of the indemnification agreement, related to the fact that such person is or was a director or officer of the Company, or while a director or officer is or was serving at the request of the Company as a director, officer, employee, trustee, agent or fiduciary of another foreign or domestic corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation that was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation, or related to anything done or not done by such person in any such capacity, whether or not the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee, or agent of the Company. Indemnification is prohibited on account of any Proceeding in which judgment is rendered against such persons for an accounting of profits made from the purchase or sale by such persons of securities of the Company pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any federal, state or local laws. The indemnification agreements also set forth certain procedures that apply in the event of a claim for indemnification thereunder.

The Company maintains insurance on behalf of any person who is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against liability under the provisions of this section.

The right of any person to be indemnified is subject always to the right of the Company by its board of directors, in lieu of such indemnity, to settle any such claim, action, suit or proceeding at the expense of the Company by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees as to which indemnification is sought, nor are we aware of any threatened litigation or proceeding that may result in claims for indemnification.

Item 15. Recent Sales of Unregistered Securities

The Registrant has issued the following securities that were not registered under the Securities Act within the past three years:

(1)	On July 15, 2022, the Company issued 9,842 shares of common stock for services valued at $50,000 to two directors.

(2)	On January 13, 2023, the Company issued 30,120 shares of common stock for services valued at $50,000 to two directors and 2,083 shares of common stock for services valued at $8,332 to a consultant.

(3)	On July 11, 2023, the Company issued 2,011 shares of common stock for services valued at $2,915 to a consultant.

(4)	On July 17, 2023, the Company issued 33,334 shares of common stock for services valued at $50,000 to two directors.

(5)	On September 23, 2023, the Company issued 66,666 shares of common stock for services valued at $50,000 to two directors.

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(6)	On January 12, 2024, the Company issued 51,723 shares of common stock for services valued at $75,000 to three directors.

(7)	From July 2023 to March 2024, we executed subscription agreements for substantially all of a $2,000,000 privately placed convertible debt offering. On October 23, 2023, we issued $1,390,000 of convertible notes pursuant to the subscription agreements, and immediately converted $1,207,000 of principal and interest into approximately 820,160 shares of common stock. Additionally, on December 19, 2023, we drew down $470,000 in convertible debt and converted a total of $653,000 of principal and $4,000 of accrued interest into 495,331 shares of common stock. Finally, on March 27 and 29, 2024 we drew down $136,000 in convertible debt and converted the total drawn into 124,208 shares, settling all debt.

(8)	On July 12, 2024, the Company issued 22,266 shares of common stock for services valued at $97,300 to four directors.

(9)	On June 23, 2025, the Company issued 19,920 to two members of its board of directors in settlement of vested restricted stock units for services valued at $50,000.

The Company relied upon the exemption from registration contained in Rule 506(b) and Section 4(a)(2) of the Securities Act, and corresponding provisions of state securities laws, on the basis that (i) offers were made to a limited number of persons, (ii) each offer was made through direct communication with the offerees by the Company, (iii) each of the offerees had the requisite sophistication and financial ability to bear risks of investing in the Company’s common stock, (iv) the Company provided disclosure to the offerees, and (v) there was no general solicitation and no commission or remuneration was paid in connection with the offers.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits. See the Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b)	Financial Statement Schedules. Schedules are omitted because they are not required or because the information is provided elsewhere in the financial statements included in this registration statement.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(A)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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Confidential Treatment Requested by Barfresh Food Group Inc. Pursuant to 17 C.F.R. Section 200.83

EXHIBIT INDEX

In reviewing the agreements included as exhibits to this registration statement, please remember that they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about our company, subsidiaries or affiliates or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and (i) should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement; (iii) may apply standards of materiality in a way that is different from what may be viewed as material to investors; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about our company, subsidiaries and affiliates may be found elsewhere in this registration statement.

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
2.1	Stock Purchase Agreement dated September 15, 2025 (incorporated by reference from Exhibit 2.1 from the Current Report on Form 8-K filed September 18, 2025).
3.1	Certificate of Incorporation of Moving Box Inc. dated February 25, 2010 (incorporated by reference to Exhibit 3.1 to the registrant’s registration statement on Form S-1 (File No. 333-168738) filed with the Commission on August 11, 2010).
3.2	Certificate of Amendment of Certificate of Incorporation dated February 13, 2012 (incorporated by reference to Exhibit 3.1 to the registrant’s current report on Form 8-K (File No. 333-168738) filed with the Commission on February 17, 2012).
3.3	Certificate of Amendment of Certificate of Incorporation dated February 16, 2012 (incorporated by reference to Exhibit 3.2 to the registrant’s current report on Form 8-K (File No. 333-168738) filed with the Commission on February 17, 2012).
3.4	Certificate of Amendment of Certificate of Incorporation dated December 17, 2021 (incorporated by reference to Exhibit 3.1 to the registrant’s current report on Form 8-K (File No. 000-55131) filed with the Commission on December 29, 2021).
3.5	Certificate of Amendment of Certificate of Incorporation dated August 1, 2022 (incorporated by reference to Exhibit 3.1 to the registrant’s current report on Form 8-K (File No. 001-41228) filed with the Commission on August 2, 2022).
3.6	Amended and Restated Bylaws of Barfresh Food Group Inc. (incorporated by reference to Exhibit 3.1 to the registrant’s current report on Form 8-K (File No. 000-55131) filed with the Commission on August 4, 2014).
5.1*	Opinion of Doida Crow Legal LLC.
10.1	Barfresh Food Group, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to Annual Report Form 10-K filed July 7, 2015)+.
10.2	Barfresh Food Group, Inc. First Amended and Restated 2023 Equity Incentive Plan (incorporated by reference to Exhibit 4.5 to Registration Statement on Form S-8 filed August 14, 2024)+.
10.3	Executive Employment Agreement by and between Smoothie, Inc. and Riccardo Delle Coste dated April 27, 2015 (incorporated by reference to Exhibit 10.11 to Annual Report Form 10-K filed July 7, 2015)+.
10.4	Form of Securities Purchase Agreement together with form of Convertible Promissory Note (incorporated by reference to Exhibit 10.1 from the Quarterly Report on Form 10-Q filed October 26, 2023).
10.5	Barfresh Food Group Inc. 2024 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.9 to Registration Statement on Form S-8 filed August 14, 2024)+
10.6	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 from the Current Report on Form 8-K filed February 6, 2025).
21.1	Subsidiaries of the Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm.
23.2*	Consent of Hunton Andrews Kurth LLP (included as part of Exhibit 5.1).
24.1*	Power of Attorney (included on signature pages to this Registration Statement).
107*	Filing Fee Table.

*	To be filed by amendment.
+	Compensatory arrangements for director(s) and/or executive officer(s)

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California, on September 29, 2025.

Barfresh Food Group Inc.

By:
Name:	Riccardo Delle Coste
Title	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Riccardo Delle Coste and Lisa Roger, and each of them, as attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any and all additional registration statements relating to the Registration Statement and filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents or his substitute or their substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in their respective capacities on September 29, 2025.

Name	Title

President, Chief Executive Officer and Chairman (Principal Executive Officer)
Riccardo Delle Coste

Chief Financial Officer (Principal Financial Officer)
Lisa Roger

Director
Steven Lang

Director
Joseph M. Cugine

Director
Isabelle Ortiz-Cochet

Director
Alexander H. Ware

Director
Justin Borus

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